

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

Via E-mail
Atonn F. Muhammad
Chairman and CEO
The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

>   **Re: The Real Hip-Hop Network, Inc.**
>   **Amendment No. 3 to the Registration Statement on Form S-1**
>   **Filed November 22, 2013**
>   **File No. 333-190837**

Dear Mr. Muhammad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have considered your response to comment 1 from our letter dated November 15, 2013 and are unable to agree. We believe that the offering by the selling shareholders is an indirect primary offering by the company in light of the percentage of non-affiliate shares being registered, the short time the shares have been held and that no or nominal consideration was paid for the shares,. Please revise to identify the selling shareholders as underwriters and fix the price of their resales for the duration of the offering (not just until their shares are qualified to be quoted on the OTC Bulletin Board or an exchange).

2.   We note from your response to comment 10 from our letter dated November 15, 2013 that you are requesting confidential treatment pursuant to Rule 24b-2 of the Exchange Act for portions of Exhibits 10.2 and 10.3 to a Form 8-K filed October 24, 2013, as amended on November 22, 2013. We will provide any comments on your application for confidential treatment by separate letter once you have submitted the application to the

SEC's Office of the Secretary and we have received it. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

3.   Please update your disclosure throughout the prospectus regarding the status of the matters in the following statement: "The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end November, 2013 with no cost to the Company, upon completion of testing the Company will need to pay an estimated $2,000,000 in deposits to launch content through the aforementioned networks." Also disclose when the deposits are due. Furthermore, clarify what launching your content means. For example, explain whether you will have your own channel on DirecTV or DISH Network, where your content will be distributed, what subscribers will have access to your content, how many hours of content you are required to provide, etc.

Advisory Board Consulting and Compensation Agreements, page 57

4.   Please revise your description of the advisory board agreements so that you do not refer to the advisors as directors. Please also specifically state that advisors are not directors and do not owe a fiduciary duty to the company and its shareholders. In addition, please remove the biographies of the potential advisors with whom you do not have agreements.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Timothy S. Orr, Esq.
        The Law Offices of Timothy S. Orr, PLLC